                                                                      Exhibit 99


                 ALLEGIANCE BOARD AUTHORIZES SHARE REPURCHASE

     McGAW PARK, Ill., November 6, 1997 -- Allegiance Corporation (NYSE: AEH) announced today that its board of directors has authorized the company to repurchase up to 3 million shares of Allegiance common stock, or approximately 5 percent of the company's 58 million outstanding shares. The board also declared the company's fifth consecutive regular quarterly divided.

     Allegiance expects to begin repurchasing shares this year and to complete the systematic buyback program in approximately two years.

     "This program reflects our confidence in Allegiance's strategy and performance," said Lester B. Knight, chairman and chief executive officer. "We're able to undertake a program like this because of the exceptionally strong free cash flow we've generated since the company became independent last year." Last week, Allegiance announced it had generated $194 million of free cash flow (cash flow after dividends and capital expenditures) in the first nine months of 1997, nearly twice the company's goal for the full year.

     Allegiance said it will use free cash flow to repurchase the stock on the open market or through privately negotiated transactions. The stock will be added to Allegiance's treasury shares and used in the administration of the company's employee-stock-purchase plan and other benefit programs.

     "We will manage the repurchase program consistent with our goal of maintaining Allegiance's strong investment-grade rating," Knight said.



Allegiance Corporation  1430 Waukegan Road  McGaw Park, Illinois 60085-6787